UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 03, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 2 December 2020

Orange to deploy the funds received following the recent tax dispute resolution to accelerate its development and commitments, while also proposing to benefit its employees and shareholders

Following the French Council of State's (Conseil d’état) favourable decision on 13 November concerning a long-standing tax dispute, the Orange group confirms that it has received all of the 2.2 billion euros corresponding to sums paid in 2013, as well as the related rights and interest. As announced on 13 November, the Group’s priority is to allocate these funds in a fair and balanced manner between the company’s development, its employees and its shareholders, with an enhanced social commitment.

In this respect, the Orange Board of Directors, which met on 2 December, took note of this decision and looked favourably on the proposed project, in particular the following aspects:

•    Orange will increase the pace of its main areas of development to strengthen its value creation:

-    Using nearly a quarter of the amount received, the Group will strengthen its leadership in networks, both in France and internationally, for the benefit of its customers, as well as projects related to the ecological transition.

-    The Group will earmark another quarter of the amount received to support the Group’s operational transformation, in particular with the aim of improving its agility and performance.

-    In addition, Orange is announcing a conditional voluntary public takeover offer for all the shares of Orange Belgium that it does not yet own. This project is part of the continued efforts of the Orange Group to adapt the capital structure of its subsidiaries to their needs. This proposal, which is only the expression of an intention and does not constitute a formal notification of a voluntary public takeover bid, will be submitted to the FSMA (the Belgian Financial Services and Markets Authority) for approval.

•    Based on the developments in France’s "Pacte Law" of May 2019, the Board of Directors also examined the broad lines of an employee share scheme in France and internationally for a total volume of around 30 million shares, with the objective that employee shareholding reaches 10% in the future. Various terms for this proposal are being examined and will be submitted to the Board of Directors for approval with the aim of implementing the scheme in 2021.

•    The Board of Directors also favourably considered the principle of an extraordinary dividend for shareholders of 0.20 euros per share. The final decision will be made at the Board of Directors meeting held to approve the 2020 accounts and will then be submitted to the Shareholders’ Meeting for approval.

•    A portion of the funds will be allocated to our social commitments focussed on achieving carbon neutrality by 2040 and digital equality. Several projects will be fast-tracked, such as the deployment of Orange Digital Centers and the financing of carbon sinks. The Orange Foundation’s budget for 2021 will be bolstered with by an exceptional grant that will significantly strengthen the support it provides to the most vulnerable population groups.

•    Any remaining balance will reduce the company’s net debt.

About Orange

Orange is one of the world’s leading telecommunications carriers with a turnover of €42 billion in 2019 and 143,000 employees as at 30 September 2020, of which 83,000 are in France. The Group has a total customer base of 256 million customers worldwide at 30 September 2020, including 212 million mobile customers and 21 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

To find out more (online and via your mobile device), go to: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright: tom.wright@orange.com; 06 78 91 35 11

Olivier Emberger: olivier.emberger@orange.com; 01 44 44 93 93

ORANGE

Date: December 03, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations